SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. 5)


                           Prime Group Realty Trust
-------------------------------------------------------------------------------
                               (Name of Issuer)


        Common Shares of Beneficial Interest, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  74158J 10 3
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                 Sylvie Drouin
                         Vice President, Legal Affairs
                                  Cadim inc.
                              Centre CDP Capital
                        1000, place Jean-Paul Riopelle
                                 Bureau A-300
                           Montreal, Quebec H2Z 2B6
                                (514) 875-3345
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 5, 2003
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]



                        (Continued on following pages)

                              (Page 1 of 6 Pages)


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                                                                   Page 2 of 6


CUSIP NO.: 74158J 10 3              SCHEDULE 13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Cadim inc.

_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     QUEBEC

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,972,446
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    3,972,446*

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,972,446*

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.8%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

_______________________________________________________________________________



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                                                                  Page 3 of 6

CUSIP NO.: 74158J 10 3              SCHEDULE 13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     Cadim Acquisition, LLC
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

_______________________________________________________________________________
3    SEC USE ONLY


_______________________________________________________________________________
4    SOURCE OF FUNDS*

     AF
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,972,446
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    3,972,446*

_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,972,446*

_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 16.8%

_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                  OO (limited liability company)

_______________________________________________________________________________


* On November 19, 2001, Cadim inc. ("Cadim"), Cadim Acquisition, LLC ("Cadim Acquisition"), Vornado PS, L.L.C. ("VPS") and Vornado Realty L.P. ("VRLP" and, together with VPS, the "Vornado Parties") executed a letter agreement (the "Letter Agreement") described in Item 4. By virtue of entering into the Letter Agreement, Cadim may be deemed to have formed a group with the Vornado Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as



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                                                                   Page 4 of 6

amended (the "Exchange Act"). The Vornado Parties, directly or indirectly, held loans of Primestone Investment Partners L.P. (the "Borrower") which were secured by a pledge of partnership units (the "Common Units") of Prime Group Realty, L.P. ("PGLP") held by the Borrower. On April 30, 2002, the Vornado Parties acquired the same Common Units at a foreclosure auction described in
Item 4. On June 28, 2002, the Vornado Parties assigned approximately fifty percent of the Common Units to Cadim Acquisition. The Common Units were exchangeable for common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Prime Group Realty Trust (the "Company") or, at the option of the Company with respect to the Common Units beneficially owned by the Vornado Parties, cash. On June 11, 2003, the Common Units beneficially owned by the Vornado Parties were exchanged for 3,972,447 Common Shares, and on June 13, 2003, the Common Units beneficially owned by Cadim Acquisition were exchanged for 3,972,446 Common Shares. On July 5, 2003, various rights and obligations of Cadim, Cadim Acquisition and the Vornado Parties with respect to the Common Shares terminated pursuant to the Letter Agreement. As such, Cadim and Cadim Acquisition believe they and the Vornado Parties may no longer be deemed to share beneficial ownership of the equity securities owned by each of them. The filing of this statement on Schedule 13D shall not be construed as an admission that at any time any such person was, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.




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                                                                   Page 5 of 6

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by adding the following:

     On July 5, 2003, pursuant to the terms of the Letter Agreement, any consent rights that VPS and Cadim Acquisition had with respect to the sale or other disposition of Common Shares by the other party, and the other party's solicitation or making of any proposal or offer with respect to a merger, acquisition or other business combination with the Company, terminated. In addition, pursuant to the terms of the CSA Agreement, the restrictions on Cadim and its affiliates from purchasing, directly or indirectly, any Common Shares, or taking any other actions relating to a possible strategic transaction involving the Company, including discussion with third parties, terminated.

     It is possible that Cadim and/or Cadim Acquisition, with or without the Vornado Parties, may from time to time formulate preliminary plans or proposals of one sort of another with respect to a strategic transaction relating to the Company or the Common Shares. Cadim and Cadim Acquisition do not expect to amend this Schedule 13D with respect to any such plans or proposals until such time (if ever) as those plans or proposals become definitive enough to warrant such disclosure.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) - (b) is hereby amended to read in its entirety as follows:

     By reason of the assignment and transfer to Cadim Acquisition of 3,972,446 Common Units and the subsequent exchange of these Common Units for Common Shares, as described in Item 4 of this Schedule 13D, Cadim and Cadim Acquisition have beneficial ownership of 3,972,446 Common Shares. By reason of the termination of consent rights and other rights and obligations described in Item 4 of this Schedule 13D, Cadim and Cadim Acquisition believe they no longer may be deemed to be part of a group with the Vornado Parties for purposes of Rule 13d-5 under the Exchange Act, and accordingly may no longer be deemed to share with the Vornado Parties beneficial ownership of the equity securities that may be beneficially owned by the Vornado Parties. The filing of this statement on Schedule 13D shall not be construed as an admission that at any time any such person was, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

Item 5(c) is hereby amended by adding the following sentence at the end thereof:

     Other than to the extent that transactions in the Common Shares may be deemed to have occurred as described in Item 4 of this Schedule 13D, none of Cadim Acquisition, Cadim, CDP or, to Cadim Acquisition, Cadim and CDP's knowledge, any of the persons named on the attached Schedule I has effected any transactions in Common Shares since June 13, 2003, the date of the most recent amendment to this Schedule 13D.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following paragraph at the end of the first paragraph thereof:

In addition, upon obtaining Common Shares, Cadim Acquisition and the Vorando Parties became entitled to certain registration rights pursuant to a registration rights agreement, dated as of November 17, 1997, by and among the Company, PGLP, the Borrower and certain other investors named therein. Pursuant to the registration rights agreement, Cadim Acquisition and the Vornado Parties are entitled to cause up to two registrations of Common Shares annually and to participate in any registrations of Common Shares initiated by the Company or other investors, subject, in each case, to certain limitations. On July 22, 2003, Cadim Acquisition and the Vornado Parties agreed that neither Cadim Acquisition nor the Vornado Parties would cause more than one registration of Common Shares in any year without the consent of the other party.



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                                                                   Page 6 of 6


                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CADIM INC.




                                          By:    /s/ Sylvie Drouin
                                                 -----------------------------
                                          Name:  Sylvie Drouin
                                          Title: Vice-President, Legal Affairs


                                          By:    /s/ Line Lefebvre
                                                 -----------------------------
                                          Name:  Line Lefebvre
                                          Title: Senior Vice-President,
                                                 Finances and Administration


                                          CADIM ACQUISITION, LLC

                                          By:    Cadim Holdings U.S. Inc.,
                                                 its sole member



                                          By:    /s/ Sylvie Drouin
                                                 -----------------------------
                                          Name:  Sylvie Drouin
                                          Title: Secretary


                                          By:    /s/ Line Lefebvre
                                                 -----------------------------
                                          Name:  Line Lefebvre
                                          Title: Treasurer


Dated: July 22, 2003